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                                   [AMC Logo]

                                                                 August 14, 1997

To the Stockholders of
American Medserve Corporation:

     We are pleased to inform you that on August 7, 1997, American Medserve Corporation (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Omnicare, Inc. ("Omnicare") and Omnicare Acquisition Corp. ("Purchaser"), a wholly owned subsidiary of Omnicare, pursuant to which Purchaser has today commenced a tender offer (the "Offer") to purchase all of the outstanding shares of common stock, $0.01 par value per share (the "Shares"), of the Company for $18.00 per Share in cash. Under the Merger Agreement, following the Offer, Purchaser will be merged (the "Merger" and, together with the Offer, the "Transaction") with and into the Company and all Shares not purchased in the Offer (other than Shares held by Omnicare, Purchaser, any wholly owned subsidiary of Omnicare or the Company, or Shares held by dissenting stockholders, if any) will be converted into the right to receive $18.00 per Share in cash.

     Your Board of Directors has unanimously approved the Merger Agreement, the Offer and the Merger and has determined that the Offer and the Merger are fair to and in the best interests of the Company's stockholders. The Board unanimously recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Donaldson, Lufkin & Jenrette Securities Corporation, the Company's financial advisor, dated August 7, 1997, to the effect that, as of such date, and based on the assumptions made, matters considered and limits of review as set forth in such opinion, the consideration to be received by the holders of Shares in the Offer and the Merger was fair to such holders from a financial point of view.

     In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated August 14, 1997, of Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully.

                                          Sincerely,

                                                 /s/ Timothy L. Burfield
                                          Timothy L. Burfield
                                          President and Chief Executive Officer

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